Exhibit (a)(1)(L)

Option Exchange April 8, 2024

Option Exchange The Option Exchange is being made pursuant to the terms and conditions set forth in the Tenon Medical, Inc. Tender Offer Statement on Schedule TO, including the Offer to Exchange and other related materials filed with the Securities and Exchange Commission, which are available to you from Tenon Medical or at www.sec.gov. You should read these materials carefully because they contain important information about the Option Exchange, including risks related thereto.

Purpose and Description of Option Exchange Tenon Medical is offering to exchange stock options held by eligible employees, consultants and non-employee directors (“Eligible Participants”) for new restricted stock units (RSUs) (the “Option Exchange”) Tenon is offering the exchange to retain employees and provide incentives to employees and consultants Equity compensation is a key component of our incentive and long-term compensation program A large number of the outstanding stock options have an exercise price that is significantly higher than our stock price

The Option Exchange will provide value to Tenon and to employees, non-employee directors and consultants: Retention of employees, non-employee directors and consultants who are key to our success Reduction of potential stockholder dilution The Option Exchange was approved by the Tenon Board of directors on February 28, 2024

Do Not Copy, Duplicate, or Distribute | Property of Tenon Medical, Inc.

Terms of Option Exchange Who is Eligible: Current employees, consultants and non-employee directors of Tenon We estimate 29 individuals are eligible to participate in the Option Exchange Former employees, former non-employee directors, and former consultants are not eligible to participate in the Option Exchange

What Options are Eligible: All outstanding stock options held by Eligible Participants Timing of the Option Exchange: The Exchange launched on April 8, 2024 The Exchange will be open for 20 business days only and will close at 11:59 p.m. Eastern Time on May 6, 2024

After the close of the Option Exchange, stock options will not be eligible for the exchange Do Not Copy, Duplicate, or Distribute | Property of Tenon Medical, Inc.

Terms of New Restricted Stock Units Two stock options are exchanged for 1 restricted stock unit (New RSU) Regardless of whether the stock option was vested or unvested, the New RSUs granted in the Option Exchange will have the same vesting commencement date and vesting term as the options exchanged by the Eligible Participant, and the only difference in vesting schedules will be that (i) any monthly vesting schedule of the ex-changed options will be replaced with a quarterly vesting schedule and (ii) if prior to the expiration of the Option Exchange a vesting date has occurred with respect to the exchanged option grant, the first vesting date for the unvested portion of such new RSUs will be three months from the last vesting date of such options. The new quarterly vesting schedule will be included on the Statement of Eligible Options Treatment of the New RSUs on termination of employment, etc., will be the same as the exchanged option New RSUs are paid in shares of Tenon upon vesting, and are subject to tax withholding as applicable

Exchange Procedures Eligible Participants will receive the Election Form and Statement of Eligible Options via DocuSign email Complete the Election Form to exchange all eligible options or eligible options on a grant-by-grant basis (no partial exchanges of an individual grant)

The completed Election Form will be sent to the Eligible Participant’s email and cphillips@tenonmed.com Elections to exchange options can be withdrawn during the 20-day period Failure to make an election will be treated as a decision not to participate

New RSUs are granted upon the close of the Option Exchange and pursuant to award agreements and the 2022 Equity Incentive Plan Direct all questions to Steve Van Dick at 408-391-0613 or svandick@tenonmed.com

End of Presentation